Exhibit 99.1

SECOND ADDENDUM TO THE

Loan Agreement

“Agreement”

of

September 28, 2023

between

NLS Pharmaceutics AG
The Circle 6
8058 Zürich
Switzerland
“Borrower”

and

Ronald Hafner
Weinbergstrasse 72
8703 Erlenbach ZH
Switzerland
“Lender”

(Borrower and Lender each a “Party”

collectively the “Parties”)

Whereas:

A.	The Parties entered into a loan agreement with the loan amount of CHF 500,000.00 and accrued interest thereon (if any) (“Loan Amount”) dated September 28, 2023 as provided in Annex A and as amended effective as of November 15, 2023 pursuant to Annex B (“Loan Agreement”).

B.	The Parties intend to amend the Loan Agreement based on the terms and conditions of this Agreement. If not provided herein otherwise, the Loan Agreement shall remain unchanged.

C.	The amendments provided in this Agreement shall become effective on March 18, 2024 (“Effective Date”).

D.	Defined terms used herein and not defined otherwise shall have the same meaning ascribed to such terms in the Loan Agreement.

NOW, THEREFORE, the Parties agree as follows:

1.	Maturity Date Extension

The Maturity Date of the Loan Agreement shall be extended until December 31, 2024. For the avoidance of doubt, the Maturity Date provided in section 1 (ii) in the amended Loan Agreement pursuant to Annex B shall remain unchanged.

2.	Miscellaneous

This Agreement shall enter into force on the Effective Date.

The other terms of the Loan Agreement shall remain unchanged.

This Agreement shall in all respects be governed by and construed in accordance with the substantive laws of Switzerland.

All disputes arising out of or in connection with this Agreement, including disputes regarding its conclusion, validity, binding effect, amendment, breach, termination or rescission shall be subject to the exclusive jurisdiction of the ordinary courts of Zurich, canton of Zurich, Switzerland, venue being Zurich 1.

[signature page and annex follows]

IN WITNESS WHEREOF, the Parties have signed this Agreement on the date first written above:

Borrower: NLS Pharmaceutics AG

Name:	Name:
Function:	Function:

Lender:

Ronald Hafner

Annex A: Loan Agreement.

Annex B: First Addendum.